[redacted]

SEC 15047838 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette — (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE A. CARREY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 31, 2019

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Michelle A Carey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2014 AND INDEPENDENT AUDITORS' REPORT

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2014 AND INDEPENDENT AUDITORS' REPORT

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	25,634,009
Receivable from affiliates		19,496
Federal tax receivable - Affiliate		38,765
Deferred federal tax asset - Affiliate		142,047
Deferred state tax asset - Affiliate		356
Prepaid expenses		24,000
TOTAL ASSETS	$	25,858,673

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
State tax payable - Affiliate	$	2,221,520
Accrued expenses		1,159,409
Payable to affiliates		54,269
Total liabilities		3,435,198
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(290,470,387)
Total stockholder's equity		22,423,475
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,858,673

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

INCOME:		
Underwriting fee income	$	470,668
Distribution fee income		21,151
Investment income		12,226
Total income		504,045
EXPENSES:		
Service fees		523,949
Restructuring expenses (Note 5)		(13,692)
Other operating expenses		118,034
Total expenses		628,291
LOSS BEFORE INCOME TAX BENEFIT		(124,246)
INCOME TAX BENEFIT (Note 6)		(380,697)
NET INCOME	$	256,451

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2014	4,005	$ 400,500	$ 312,493,362	$ (290,726,838)	$ 22,167,024
Net income	-	-	-	256,451	256,451
BALANCE - December 31, 2014	4,005	$ 400,500	$ 312,493,362	$ (290,470,387)	$ 22,423,475

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	256,451
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred federal tax expense		12,967
Deferred state tax expense		5,645
Changes in assets and liabilities:		
Receivable from affiliates		301,760
State tax payable - Affiliate		194,001
Prepaid expenses		(5,535)
Restructuring		(25,576)
Accrued expenses		15,274
Payable to affiliates		(22,474)
Federal tax receivable/payable - Affiliate		(577,182)
Net cash provided by operating activities		155,331
CASH AND CASH EQUIVALENTS - Beginning of year		25,478,678
CASH AND CASH EQUIVALENTS - End of year	$	25,634,009
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded - Affiliate	$	16,483
State income tax payment - Affiliate	$	355

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "Parent"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company distributed certain insurance products issued by Sun Life Assurance Company of Canada ("Sun Canada"), an affiliated company. The Company does not carry securities accounts for customers or perform securities custodial functions.

The Company operates under a Principal Underwriter's Agreement with Independence Life and Annuity Company ("ILAC"), an affiliated life insurance company. In accordance with the terms of this agreement the Company serves as the principal underwriter with respect to the closed block of single-premium variable life insurance policies sold by ILAC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2014, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses —The Company operates under a Wholesaling Agreement with Sun Canada whereby it continues to receive fee income through additional and conversion premiums for providing distribution services for certain insurance products previously sold by Sun Canada.

Underwriting fee income is earned pursuant to the Principal Underwriting Agreement with the Company's affiliate, ILAC.

Investment income relates to interest earned on the Company's investment in a money market fund.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from an affiliate.

The Company has an administrative services agreement with an affiliate company, Sun Canada, under which the Company has agreed to pay fees for services provided. Included in service fees, for year ended December 31, 2014, is $297,563 of expense related to this agreement.

The Company has a Principal Underwriter's Agreement with an affiliate company, ILAC under which the Company is reimbursed for the cost of services provided by the Company. For the year ended December 31, 2014, the company received fees of $470,668 pursuant to this agreement which is recorded as underwriting fee income in the Statement of Operations.

4. FAIR VALUE MEASUREMENTS

The following section applies the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During the year ended December 31, 2014, there were no changes to either the Company's valuation techniques or the related inputs.

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for

4. FAIR VALUE MEASUREMENTS (CONTINUED)

similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The Company has cash equivalents of $25,475,924 measured at fair value on a recurring basis as of December 31, 2014. Cash equivalents is considered a Level 1 fair value asset due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2014.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2014, the Company did not have any transfers between levels.

5. RESTRUCTURING

On December 12, 2011, Sun Life Financial Inc., the Company's ultimate parent, announced a restructuring of its US operations. As a result, the US domestic variable annuity and individual life products were closed to new sales effective December 30, 2011. Therefore, effective December 31, 2011 the Company no longer distributed the annuity and insurance products of Sun Canada, Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)").

For the year ended December 31, 2014, the Company recorded a credit of $13,692 due to a change in the restructuring estimate. Restructuring costs are recognized when there is a detailed plan that identifies the business and locations impacted and the number of employees who will receive termination benefits, as well as the expenditures to be made and when the plan will be implemented. The provision for the restructuring includes the Company's best estimate of the expenditures that will be required to settle its obligations under the plan and includes only costs that are the result of the restructuring and not associated with the Company's ongoing activities.

For the year ended December 31, 2014, the change in the restructuring costs have been reported as restructuring expenses in the statement of operations.

As of December 31, 2014, there is no remaining restructuring liability. Following is a roll forward of the restructuring liability from December 31, 2013 to December 31, 2014.

Restructuring liability balance at December 31, 2013	$ 25,576
Cash payments	(11,884)
Change in estimate	(13,692)
Restructuring liability balance at December 31, 2014	$ -

6. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other operating expenses on the statement of operations.

In 2012, the Massachusetts Department of Revenue ("MA DOR") completed its audit of the 2009 tax year for the combined return. As the result of the audit, MA DOR allocated additional revenue to the Company as compensation for services rendered to insurance affiliates and assessed additional tax and associated interest penalties. MA DOR's position is that the Company's intercompany transfer pricing was not appropriate. The Company is in the process of appealing this assessment. In 2013, MA DOR commenced the audit of the 2010 and 2011 tax years for the combined return. No proposals have been issued to date but it is the Company's expectation that MA DOR will propose a similar adjustment to each of 2010 and 2011 tax years.

In assessing the revenue adjustment proposed by MA DOR, the following strong arguments against the adjustment were considered. The financial services industry, as a whole, has experienced significant turmoil beginning in 2007, which resulted in Sun Life's variable annuity business experiencing a significant financial loss. This loss ultimately led to the close of Sun Life's annuity business to new sales in December 2011. As the distributor of this line of business, the Company was impacted by the decrease in new sales while having to maintain its fixed costs, which resulted in net operating losses for consecutive years since 2007. As a result of closing the variable annuity business, the Company no longer distributes the annuities and certain insurance products of Sun Canada, Sun Life (U.S.) and SunLife (NY) effective December 31, 2011 and therefore believes they have no exposure to the tax position for any periods subsequent to 2011. For all the periods, the Company operated under executed intercompany agreements with Sun Life (U.S.) and Sun Life (NY) to be compensated for the distribution of the annuity products. The intercompany agreements were reviewed and approved by DE and NY state insurance commissioners.

6. INCOME TAXES (CONTINUED)

The Company has recorded a liability for unrecognized tax benefits of $2,223,488, interest of $406,204 and penalties of $561,568. This liability represents the Company's estimated liability to settle this issue for the years 2009 through 2011 at Appeals as the Company believes it is more likely than not that it will be successful in settling this issue at Appeals. An estimate of the range of changes to the amounts of unrecognized tax benefits within 12 months of the reporting date cannot be made.

A reconciliation of the beginning and ending amount of uncertain tax benefits is as follows:

	2014
Beginning uncertain tax benefits	$2,737,575
Prior year – decreases	514,087
Prior year – increases	-
Current year – decreases	-
Current year – increases	-
Ending uncertain tax benefits	$2,223,488

Included in the balance of unrecognized tax benefits at December 31, 2014 are $2,223,488 of tax benefits that, if recognized, would affect the effective tax rate.

The Internal Revenue Service ("IRS") is currently auditing the 2010, 2011, 2012 and 2013 tax years for the consolidated return which began in Q2 2014. As of December 31, 2014 the 2003 through 2009 tax years for the consolidated return are still in the appeals process with the IRS with the expectation to close 2003 and 2004 in Q1 2015. While the final outcome of the ongoing tax examination for the remaining open years is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31, 2014 is as follows:

		2014
Current tax expense (benefit):		
Federal	$	(593,665)
State		194,356
Total current tax benefit		(399,309)
Deferred tax expense:		
Federal		12,967
State		5,645
Total deferred tax expense		18,612
Total tax benefit	$	(380,697)

6. INCOME TAXES (CONTINUED)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2014 as follows:

		2014
Expected tax benefit at U.S. statutory rate	$	(43,483)
Permanent adjustments:		
Release FIN48 tax contingency		(514,087)
State Tax Contingency		168,342
State tax income benefit (net of federal impact)		20,577
Other		(12,046)
Total income tax expense	$	(380,697)

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31, 2014 were as follows:

		2014
Deferred tax asset:		
Accrued interest on MA DOR Assessment	$	142,528
Other		(125)
Total deferred tax asset	$	142,403

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2014 was $21,689,293 which was greater than the required net capital of $229,013 by $21,460,280. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

8. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or

owe money or securities to, customers. The Company files an Exemption Report under Rule 17a-5 paragraph (d) (4).

9. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

10. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2014 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

		2014
CAPITAL:		
Stockholder's equity	$	22,423,475
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		19,496
Deferred federal tax asset – Affiliate		142,047
Deferred state tax asset – Affiliate		356
Federal tax receivable		38,765
Prepaid expenses		24,000
Total deductions		224,664
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		22,198,811
HAIRCUTS ON SECURITIES POSITIONS		(509,518)
NET CAPITAL	$	21,689,293
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	3,435,198
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	229,013
EXCESS NET CAPITAL	$	21,460,280
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.16

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS amended report as of December 31, 2014, filed on February 26, 2015.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3. As a result the Company files an Exemption Report as of December 31, 2014.

Sun Life Financial℠

Megan L. Carlson
Senior Paralegal
Law Department

Sun Life Financial U.S. Operations
SC 2335
One Sun Life Executive Park
Wellesley Hills, MA 02481
Tel: 781-446-1173
800-432-1102 x 3031173
Megan.carlson@sunlife.com

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
404

VIA OVERNIGHT MAIL

February 27, 2015

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sun Life Financial Distributors, Inc.
(f/k/a MFS/Sun Life Financial Distributors, Inc.)
Annual Audited Report and Financial Statements (CRD # 5496)

Commission Staff:

Enclosed for filing are two original Annual Audited Reports and Certified Financial Statements for the above-referenced broker-dealer for the year ended December 31, 2014. These audited financial statements are presented for filing in accordance with Rule 17a-5 under the Securities Exchange Act of 1934.

I've also enclosed two copies of the 2014 Certification of Exclusion from Membership of the SIPC, from the above-referenced broker-dealer.

Please feel free to contact me at (800) 786-5433 x 3031173 if you have any questions.

Sincerely,

Megan Carlson
Sr. Paralegal

Enclosures

Sun Life Financial Distributors, Inc.
Exemption Report
Year Ended December 31, 2014

Sun Life Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Customer Protection rule 15c3-3 does not apply as the Company does not receive or hold funds or securities for any customer account. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (1) on its Focus reports reflecting limited business (mutual funds and / or variable annuities only).

b. The Company met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014, without exception.

Sun Life Financial Distributors, Inc.

I, Jane F. Jette, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Jane F. Jette
Jane. F. Jette

Title: Financial Operations Principal and Treasurer

February 27, 2015

Sun Life Financial Distributors, Inc.

Year Ended December 31, 2014

Reconciliation of the Company's Original Focus Report Filed on 1/26/2015

To the Company's Amended Focus Report Filed on 2/26/2015

	Original Report	Amended Report	Change
Assets – Page 1:			
Line 11 Other assets	252,115	205,168	(46,947)
Expenses – Page 5:			
Line 15 Other expenses	210,778	210,900	122
Line 18 Provision for federal income tax	(52,236)	(5,408)	46,828
Line 22 Net income	(97,020)	(143,970)	46,950

Reconciliation of change:

Change in other assets (non allowable)	(46,947)
Change in net income	46,950
Rounding	(3)
Total	0

The above differences between the Original Focus Report and the Amended Focus Report reflect a refinement in the Company's FIN 48 analysis as part of the annual audit, resulting in an impact to the income tax liability and the associated interest and penalties.

The Company's net capital as reported on Page 3 Line 10 did not change materially ($3 rounding).

There are no material differences between the unaudited Amended Focus Report and the Annual Audited Report.

Sun Life Financial®

Michelle Greco
AVP & Senior Counsel
Law Department

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park, SC2335
Wellesley Hills, MA 02481-5699

Tel: (781) 446-1799
(800) 432-1102 ext. 1799
Fax: (781) 237-0707
michelle.greco@sunlife.com

January 6, 2015

Securities Investor Protection Corporation
805 15th Street NW
Suite 800
Washington, DC 20005-2215

RE: Sun Life Financial Distributors, Inc. ("SLFD")

Dear Sir or Madam:

Please find enclosed a completed Form SIPC-3 FY 2015 Certification of Exclusion from Membership submitted on behalf of SLFD. If you have any questions, please do not hesitate to contact me at the above number.

Sincerely,

Michelle Greco
AVP & Senior Counsel

Enclosure

From: (781) 446-1814
Joy Speranza
Sun Life Financial
One Sun Life Executive Park

Wellesley Hills, MA 02481

Origin ID: PMXA

FedEx. Express

E

J142214092303uv

Ship Date: 06JAN15
ActWgt: 0.5 LB
CAD: 9212711/INET3550

Delivery Address Bar Code

SHIP TO: (202) 371-8300 BILL SENDER
Securities Investor Protection Corp
Securities Investor Protection Corp
805 15th Street NW
Suite 800
Washington, DC 20005

Ref # 430949
Invoice #
PO #
Dept #

WED - 07 JAN AA
STANDARD OVERNIGHT

TRK# 7724 8241 9719
0201

20005
DC-US
IAD

EP BZSA

522G1/8F15/8AC9

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SIPC-3 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] AVP + Sr Counsel 1/6/15
Authorized Signature/Title Date

8-

8-016198 FINRA DEC 12/30/1970
SUN LIFE FINANCIAL DISTRIBUTORS INC
ATTN: LEGAL DEPARTMENT
ONE SUN LIFE EXECUTIVE PK SC 2335
WELLESLEY HILLS, MA 02481-5699

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

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